UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒         Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

PRESS RELEASE	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem Tel 026 3778 292 Fax 026 4438 381 www.arcadis-global.com

ARCADIS REPORTS STRONG PERFORMANCE AND GOOD PROSPECTS

•                  Net income for the first half increases 43%, net income from operations 24%

•                  Organic gross revenue growth in the first half is 6%

•                  Activities grow across all market segments

•                  Profit improvement through growth and strong margin improvement

•                  Expected increase of net income from operations for full year 2005: 20 to 25%

ARNHEM, The Netherlands, August 10, 2005 – ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD), the international consulting and engineering company, today reported that it continued its solid results into the second quarter of 2005. For the second quarter of 2005, gross revenues rose 4% to € 233 million, while net income increased 62% to € 9.0 million. Excluding non-recurring effects, net income from operations rose 31%.

In the first half of 2005 gross revenues increased 6%, all of which came from organic growth. Net income rose 43%, while net income from operations (excluding non-recurring effects) rose 24%.

The favorable development is mainly the result of margin improvement. Organic growth and acquisitions also contributed positively to the development of results.

The Company completed three acquisitions in the second quarter of 2005. With the acquisition of SWK (gross revenue € 5.9 million, 50 employees) in mid-May, ARCADIS strengthened its position in the Belgian infrastructure market. In mid-June, the acquisition of AYH (gross revenue € 36 million, 340 employees) was completed in the United Kingdom. AYH specializes in project management, cost control and consulting for real estate projects. At the end of the quarter, the Company acquired Greystone Environmental Consultants (gross revenue € 12 million, 130 employees), an important step in the permitting and planning sector of the U.S. environmental market.

In addition, several divestments were completed. Mid-June, the 50% interest in Grupo EP (gross revenue 135 million, 1,700 employees) was sold, while shortly after the close of the quarter, two smaller companies were sold, both active in the donor-financed market (gross revenue € 11 million, 240 employees combined). These divestments resulted in a book profit of € 2.1 million in the quarter.

In a reaction to the results, CEO Harrie Noy said: “The development of results shows that ARCADIS is well on track. Organic growth was at a good level across almost every segment. The results reflect the benefits of measures that were taken earlier, which combined with the efforts of our staff, resulted in a solid margin improvement. The acquisitions and divestments serve to strengthen our home market positions, while we increase our focus on activities with growth potential and higher margins.”

Key figures

	Second quarter			First half
Amounts x € 1 million, unless otherwise stated	2005	2004	Δ	2005	2004	Δ
Gross revenue	233	223	4%	457	431	6%
EBITA	15.0	9.2	64%	25.4	17.2	48%
Net income	9.0	5.5	62%	14.5	10.1	43%
Net income per share (in €) (1)	0.44	0.28	60%	0.71	0.50	42%
Net income from operations (2)	7.4	5.6	31%	13.3	10.7	24%
Net income f. operations per share (in €) (1), (2)	0.36	0.28	29%	0.65	0.53	23%

(1)          In 2005 based on 20.3 million shares outstanding (in 2004: 20.1 million)

(2)          Excluding amortization, pension adjustments and non-recurring items.

Analysis

Beginning from 2005, the Company’s results are reported under IFRS (International Financial Reporting Standards). The comparable figures for 2004 have been adjusted on this basis (see attachment). The table with main figures also includes the net income from operations. This is net income as defined by IFRS, excluding amortization identifiable intangible fixed assets, adjustments related to pension plans and non-recurring items. These consist of book profits on subsidiaries sold (in 2004 and 2005) and restructuring costs (in 2004).

Second quarter

Gross revenues grew 4%. Organic growth was also 4%. The proceeds from the sale of subsidiaries had a positive effect on gross revenues of 1%. This was offset by a negative currency effect of 1%. Growth resulting from acquisitions and divestments on balance was almost zero. The somewhat lower organic growth compared to the first quarter of 2005 was caused by a decline in gross revenues in the Netherlands. This was mainly the result of less third-party work, which was at a high level in the second quarter of 2004. Backlog in the Netherlands improved considerably compared to last year, which confirms the previously announced slight recovery in the Dutch market. In almost all markets, organic growth was continued at a good level. The U.S. market is particularly favorable, while the strong recovery in the Brazilian market also continued.

EBITA rose 64%. On a recurring basis (excluding non-recurring effects in 2004 and 2005) the increase amounted to 34%. On balance, acquisitions and divestments contributed 14%, while there was no currency effect. The organic increase in EBITA was 20%. In the Netherlands, the restructuring completed last year is yielding results. The United States and Brazil also provided a solid contribution to the improvement of results.

At 31%, net income from operations rose a little less than recurring EBITA. This was primarily caused by a lower contribution from non-consolidated energy projects in Brazil. In the meantime a new contract has been signed for one of these projects, which is expected to contribute to profits starting in the fourth quarter of 2005.

First half

The increase in gross revenue was 6%, and was entirely the result of organic growth. Acquisitions and divestments on balance contributed 1%, which was offset by a negative currency effect of 1%. Developments already visible in the first quarter continued into the second quarter.

EBITA grew 48%, or 26% on a recurring basis. The contribution from acquisitions and divestments was 10%. Organically EBITA increased 16%, mainly as a result of margin improvement. The margin (recurring EBITA as % of net revenue) rose to 7.0% in the first half of 2005 compared to 5.9% in the same period last year.

Developments per market segment

The figures mentioned below relate to gross revenue developments and, unless otherwise noted, discuss the comparison between the first half of 2005 and the same period last year.

•                  Infrastructure

Gross revenue growth amounted to 10%, of which 7% was from acquisitions. Organic activity growth was 3%, and was particularly strong in Brazil, the United States and France. In Brazil, improved economic conditions resulted in increased investments, by both government and private sector. The favorable U.S. housing market led to significant investment in the land development market. In France, the expansion of the network of roads and railroads was the main growth driver. In Germany, the market remained difficult, while in the Netherlands a light recovery was noted, resulting in an increased backlog.

•                  Environment

Organic growth in the environmental market continued at a good level with a 9% increase. The main contribution came from the United States, where activities grew 11%, particularly as a result of GRiP® projects. In the second quarter, ARCADIS was selected by the U.S. Army Environmental Center for a framework contract under the GRiP® program with a contract ceiling of US$ 320 million. In Europe, gross revenue grew, particularly in Germany, Belgium, France and Poland. Activities in Brazil also increased.

•                  Facilities

Gross revenue in this segment grew 4%. During the quarter, the Company sold its detailed engineering activities in the United States, consistent with its focus on higher margin activities. This caused a gross revenue decline of 5%. Organic growth was 10%. Activities in facility management and project management in the Netherlands and Germany were the main contributors to this increase.

Outlook

In many countries there is a need to improve infrastructure as a prerequisite for economic growth. Increasingly, governments resort to public private cooperation to increase the speed of infrastructure investment. In the Netherlands, the market for railway improvement is growing. Together with two partners ARCADIS has established the joint venture Asset Rail to also become involved in contracting for the management and maintenance of railroads. The infrastructure market in Central Europe is growing rapidly, stimulated by money from European funds. In France, ARCADIS can benefit from the expansion of high speed railway lines. It is expected that the market in Brazil will continue to grow. In the U.S., the agreement concerning federal funding for transportation is expected to have a positive market impact, while the long-term GRiP®

contracts are a solid basis for further expansion in the U.S. environmental market. In Europe there is also significant interest in this contracting method for dealing with contaminated areas. In the facilities segment, the acquisition of AYH lays the basis for further growth in management services. The selection by DSM of ARCADIS AQUMEN for the delivery of facility management services, demonstrates the Company’s solid position in this growing market.

CEO Noy concludes: “The outlook for 2005 continues to be positive. ARCADIS is very well positioned in markets that offer on-going opportunities. Our policy is aimed at realising growth through synergy. Good possibilities present themselves where it comes to providing services to multinational clients, and in areas like soil remediation, railroads, bridges, tunnels and project management. At the same time, we will continue to focus on activities with higher added-value to further improve margins. The expansion through acquisitions will be continued. Barring unforeseen circumstances we expect an increase of net income from operations for full year 2005 of 20 to 25%.”

ARCADIS is an international company that provides project management, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure – Environment – Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With 9,000 employees and € 900 million in gross revenue. Present multi-nationally with a close-knit local network. Expertise and experience of international significance. Focused on providing added value to clients. Responsible and involved. Thinking and acting. Result counts.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:

Joost Slooten at ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl

Visit us on the internet: www.arcadis-global.com

— tables follow —

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME IN EUR

Amounts in millions, except per share amounts	Second quarter 2005	Second quarter 2004	First half year 2005	First half year 2004
Gross revenue	233.4	223.4	456.5	430.7
Materials, services of third parties	63.8	61.7	124.9	113.2
Net revenue	169.6	161.7	331.6	317.5
Operational cost	150.5	148.6	298.4	292.3
Depreciation	4.1	3.9	7.8	8.0
EBITA	15.0	9.2	25.4	17.2
Amortization identifiable intangible fixed assets	0.5	0.1	0.8	0.1
Operating income	14.5	9.1	24.6	17.1
Financing income/expenses net	(0.8)	(0.8)	(1.5)	(1.8)
Income before taxes	13.7	8.3	23.1	15.3
Taxes	(4.3)	(2.9)	(7.8)	(5.7)
Income after taxes	9.4	5.4	15.3	9.6
Income from non-consolidated companies	0.0	0.6	0.0	1.2
Group income after taxes	9.4	6.0	15.3	10.8
Minority interest	(0.4)	(0.5)	(0.8)	(0.7)
Net income	9.0	5.5	14.5	10.1

Amortization identifiable intangible fixed assets	0.5	0.1	0.8	0.1
Pensions net	—	(0.2)	—	(0.3)
Non-recurring effects	(2.1)	0.2	(2.1)	0.8
Net income from operations	7.4	5.6	13.3	10.7

Net income per share Basic	0.44	0.28	0.71	0.50
Net income per share Diluted	0.43	0.27	0.70	0.50
Net income from operations per share Basic	0.36	0.28	0.65	0.53
Net income from operations per share Diluted	0.35	0.28	0.64	0.53
Number of shares outstanding (in thousands)	20,296	20,093	20,296	20,093

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME IN US$

Amounts in millions, except per share amounts	Second quarter 2005	Second quarter 2004	First half year 2005	First half year 2004
Gross revenu	294.4	269.1	586.9	528.1
Materials, services of third parties	80.5	74.3	160.6	138.7
Net revenu	213.9	194.8	426.3	389.4
Operational cost	189.8	179.0	383.6	358.5
Depreciation	5.2	4.7	10.1	9.8
EBITA	18.9	11.1	32.6	21.1
Amortization identifiable intangible fixed assets	0.5	0.1	1.0	0.1
Operating income	18.4	11.0	31.6	21.0
Financing income/expenses net	(1.1)	(1.0)	(2.0)	(2.2)
Income before taxes	17.3	10.0	29.6	18.8
Taxes	(5.5)	(3.5)	(10.0)	(7.1)
Income after taxes	11.8	6.5	19.6	11.7
Income from non-consolidated companies	0.1	0.8	0.0	1.5
Group income after taxes	11.9	7.3	19.6	13.2
Minority interest	(0.5)	(0.6)	(1.0)	(0.8)
Net income	11.4	6.7	18.6	12.4

Amortization identifiable intangible fixed assets	0.5	0.1	1.0	0.1
Pensions net	—	(0.2)	—	(0.4)
Non-recurring effects	(2.6)	0.2	(2.6)	1.0
Net income from operations	9.3	6.8	17.0	13.1

Net income per share Basic	0.56	0.33	0.92	0.62
Net income per share Diluted	0.54	0.33	0.89	0.61
Net income from operations per share Basic	0.46	0.34	0.84	0.65
Net income from operations per share Diluted	0.45	0.33	0.82	0.64
Number of shares outstanding (in thousands)	20,296	20,093	20,296	20,093
Dollar exchange rate Q1 € 1=			$1.31	$1.25
Dollar exchange rate Q2 € 1=			$1.26	$1.20
Dollar exchange rate Q3 € 1=				$1.22
Dollar exchange rate Q4 € 1=				$1.30

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET IN EUR

Amounts in millions	June 30, 2005	December 31, 2004
ASSETS
Non-current assets *)	136.2	112.7
Current assets	337.0	320.0
TOTAL	473.2	432.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	269.7	244.4
Long term debt	14.0	13.0
Provisions	32.0	29.9
Total equity	157.5	145.4
TOTAL	473.2	432.7

*) Including capitalized goodwill	70.0	48.1

CHANGES IN SHAREHOLDERS’ EQUITY IN EUR

	June 30, 2005	June 30, 2004
Shareholders’ equity at January 1	136.4	125.0
Changes:
Net income current period	14.5	10.1
Expenses granted options	0.1	0.1
Options exercized	1.1	0.8
Dividend payment	(9.8)	(9.6)
Purchase own stock	(2.7)	—
Exchange rate differences	8.0	1.7
Other changes	0.0	—
Shareholders’ equity at balance sheet date	147.7	128.1

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET IN US$

Amounts in millions	June 30, 2005	December 31, 2004
ASSETS
Non-current assets *)	164.7	153.5
Current assets	407.5	435.9
TOTAL	572.2	589.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	326.2	332.8
Long term debt	17.0	17.7
Provisions	38.6	40.7
Total equity	190.4	198.2
TOTAL	572.2	589.4

*) Including capitalized goodwill	84.7	65.5
Calculated with US dollar rate of EUR 1.00 = US$:	1.21	1.36

CHANGES IN SHAREHOLDERS’ EQUITY IN US$

	June 30, 2005	June 30, 2004
Shareholders’ equity at January 1	185.8	157.9
Changes:
Net income current period	18.6	12.4
Expenses granted options	0.1	0.1
Options exercized	1.3	1.0
Dividend payment	(11.9)	(11.7)
Purchase own stock	(3.2)	—
Exchange rate differences	(12.1)	(4.0)
Other changes	—	—
Shareholders’ equity at balance sheet date	178.6	155.7

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT in EUR

Amounts in millions	First half year 2005	First half year 2004
Net income	14.5	10.1
Depreciation and amortization	8.6	8.1
Gross cash flow	23.1	18.2
Net working capital	(25.7)	(19.9)
Other changes	1.1	0.2
Total operational cash flow	(1.5)	(1.5)
Investments/divestments (net) in:
(In)tangible fixed assets	(6.9)	(5.4)
Acquisitions/divestments	(0.6)	2.6
Financial assets	(0.7)	(0.7)
Total investing activities	(8.2)	(3.5)

Total financing activities	(13.4)	(0.8)
Change in cash and equivalents	(23.1)	(5.8)
Cash at January 1	48.2	31.3
Cash at balance sheet date	25.1	25.5

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT in US$

Amounts in millions	First half year 2005	First half year 2004
Net income	18.6	12.4
Depreciation and amortization	11.1	9.9
Gross cash flow	29.7	22.3
Net working capital	(31.0)	(24.1)
Other changes	1.2	0.1
Total operational cash flow	(0.1)	(1.7)
Investments/divestments (net) in:
(In)tangible fixed assets	(8.4)	(6.5)
Acquisitions/divestments	(0.7)	3.2
Financial assets	(0.8)	(0.8)
Total investing activities	(9.9)	(4.2)

Total financing activities	(18.0)	(1.2)
Change in cash and equivalents	(28.0)	(7.0)
Cash at January 1	65.7	39.5
Conversion difference January 1 amount	(7.4)	(1.5)
Cash at balance sheet date	30.3	31.0

Explanatory Notes

This interim financial report was compiled in accordance with IAS 34.

Valuation principles and determination of results

Starting in 2005, ARCADIS applies the International Financial Reporting Standards (IFRS) as the basis for its financial reporting. For the valuation principles and the changes therein resulting from the introduction of IFRS, please refer to the 2004 Annual Report and the interim financial report for the first quarter of 2005. The effects on the published figures per quarter for 2004 are noted below.

This interim financial information has been prepared in accordance with those IFRS standards that are issued and expected to be effective or available for early adoption as of 31 December 2005, our first annual reporting date at which IFRS standards will be applied. However, the IFRS standards that will be effective (or available for early adoption) as of 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty at the time of preparing this interim financial information. Accordingly, there is a possibility that changes to the accounting policies adopted in preparing the interim financial information are necessary when we prepare our first IFRS financial statements as of 31 December 2005 in concurrence with standards approved by the European Union.

Consequences of the introduction of IFRS on the comparing figures for 2004

Based on the above, the results per quarter for 2004 have been adjusted as follows.

Amounts in thousands of euros	Q1-2004	Q2-2004	H1-2004	Q3-2004	Q4-2004	2004
Published net income (NL GAAP)	4,003	4,913	8,916	4,039	7,184	20,139
Consequences IFRS
Amortization goodwill	490	541	1.031	529	622	2,182
Pensions	270	271	541	270	271	1,082
Cost of options issued	(94)	(95)	(189)	(98)	(78)	(365)
Other changes	(13)	(14)	(27)	(14)	(14)	(55)
Corporate taxes	(71)	(71)	(142)	(70)	(77)	(289)
Chance in tax percentage	(519)	(519)
Total consequences	582	632	1.214	617	205	2,036
Net income (IFRS)	4,585	5,545	10,130	4,656	7,389	22,175

Amortization intangible fixed assets	33	31	64	32	282	378
Pensions	(270)	(271)	(541)	(270)	(271)	(1,082)
Corporate tax	103	104	207	103	623	933
Non-recurring effects net	588	236	824	603	(61)	1,366
Net income from operations (IFRS)*	5,039	5,645	10,684	5,124	7,962	23,770

*) Compared to the net income from operations under IFRS as published in the first quarter, the adjustment for option cost was taken out and a correction was made for non-recurring items.

The consequences for shareholder’s equity are as follows

Amounts in thousands of euros	Per 6/30/2004
Published shareholder’s equity (NL GAAP)	138,361
Consequences IFRS
Net income	1,214
Cost of options issued	124
Work in progress net	(1,320)
Provision pensions net	(9,802)
Provision jubilee payments net	(655)
General provision doubtful debtors	203
Total consequences	(10,236)

Shareholder’s equity (IFRS)	128,125

Dividend

The number of outstanding shares as per 12/31/2004 was 20.3 million shares. As a result of the repurchasing of shares and re-issuance related to the exercise of operations, the number of shares outstanding per the balance sheet date declined to 20.2 million. On 5/25/2005 a dividend of € 0.48 per share was paid on all common and outstanding shares. The total dividend paid out was € 9.8 million.

Divestments

In the first six months of 2005 a number of company subsidiaries or activities were divested; this included the detailed engineering activities in the facilities segment in the United States (per April 1), our 50% share in the Spanish engineering company Grupo EP (deconsolidated per June 13) and the Italian/Swiss consulting companies Renard and Sauti (deconsolidated per June 30). On balance the net book profit from these divestments amounted to € 2.1 million.

Acquisitions

In the first half three acquisitions were completed:

•                  SWK in Belgium, 100% acquired per mid May and consolidated as of that moment.

•                  AYH in England, 100% acquired per mid June, consolidated in the balance sheet per 6/30/2005.

•                  Greystone Environmental Consultants in the United States, 100% acquired per end of June, consolidated in the balance sheet per 6/30/2005.

Balance sheet

New acquisitions and divestments on balance produced a decline of balance sheet total of € 9 million. Currency effects led to an increase of balance sheet total by € 18 million. The balance sheet line item identifiable intangible fixed assets rose by € 3.9 million as a result of new acquisitions. This concerns the expected profit in the backlog of the acquired firms, at the moment of acquisition.

Financial instruments

Similar to the reporting year 2004, no financial instruments were used in 2004 to hedge currency translation differences or interest rate risks.

Contingent liabilities

Compared to the year end 2004 situation, no substantive changes have occurred in contingent liabilities.

Developments after the balance sheet date

No events with a significant impact on the Company’s financial position occurred after the balance sheet date.

Segment information

A change has been implemented in the geographical segmentation. The United States are now presented separately. The South American activities have been added to the segment Other Countries. The comparing figures for 2004 have been adjusted accordingly. The geographical segmentation is:

	Gross revenue		Net revenue
Amounts in millions of euros	2005	2004	2005	2004
Netherlands	139.2	149.2	107.1	115.6
United States	140.7	127.5	101.5	91.5
Other countries Europe	131.5	118.1	100.1	90.1
Other countries	45.1	35.9	22.9	20.3
Total	456.5	430.7	331.6	317.5

Review report

Introduction

We have reviewed the accompanying (consolidated) condensed balance sheet of ARCADIS N.V. (“the Company”) as of June 30, 2005, and the related (consolidated) condensed statements of income, changes in equity and cash flows for the six month period then ended (the interim financial information). We have not reviewed the quarterly figures for the period 1 April 2005 to 30 June 2005 as included in the half-year figures. The (consolidated) interim financial information is the responsibility of the Company’s management. Our responsibility is to issue a report on this interim financial information based on our review.

Scope

We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying (consolidated) interim financial information is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

Note

Without qualifying our review conclusion, we draw attention to the Notes to the (consolidated) interim financial information which explain the Company’s transition to International Financial Reporting Standards (“IFRSs”).  This (consolidated) interim financial information has been prepared in accordance with those IFRSs that are issued and expected to be effective or available for early adoption as of December 31, 2005, the Company’s first annual reporting date at which IFRSs will be applied.  However, the IFRSs that will be effective (or available for early adoption) as of December 31, 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty at the time of preparing this interim financial information.  Accordingly, there is a possibility that the Company’s management may determine that changes to the accounting policies adopted in preparing the (consolidated) interim financial information are necessary when it prepares its first IFRS financial statements as of December 31, 2005.

Utrecht, August 9, 2005

KPMG Accountants N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: August 12, 2005	By:	/s/ Harrie L. J. Noy
Harrie L. J. Noy
Chairman Executive Board